April 4, 2005


Stop 03-06


Mr. Gary W. Jones
President and Chief Executive Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, New York 12533


Re: 	eMagin Corporation
	SEC File No. 0-24757
	Form 8-K; Dated  March 21, 2005/Filed March 25, 2005
	Form 8-K; Dated  March 28, 2005/Filed April 1, 2005



Dear Mr. Jones:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It is not clear whether eMagin was advised by its independent accountant that eMagin should take action to prevent future reliance on previously issued audit report or completed interim review of its financial statements. Please revise the Form 8-K sto state clearly whether the Board of Directors concluded that any previously issued financial statements should not be relied upon as required by Item 4.02(a) of Form 8-K or whether eMagin was advised by its independent accountant that eMagin should take action to prevent future reliance on previously issued audit report or completed interim review of its financial statements, Item 4.02(b) of Form 8-K.

2. If you are reporting under Item 4.02(b), please include the required letter from your accountants in accordance with the requirements of Item 4.02(c) of Form 8-K. The Item 4.02(b) Form
8-K
is incomplete without this letter.

3. Please indicate when you intend to file the restated financial statements.



..	.	.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The amendment should be filed in response to these comments within 5 business days of the date of this letter.

	Any questions regarding the above comments may be directed to myself at (202) 942-2812.


							Sincerely,



							Dennis Hult
							Staff Accountant
??

(..continued)







Gary W. Jones
eMagin Corporation
April 4, 2005
Page 1